Stephen J. Cosgrove	One Johnson & Johnson Drive
Vice President	New Brunswick, NJ 08933
Corporate Controller

July 25, 2011

Via EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:         Johnson & Johnson
Form 10-K for the Fiscal Year Ended January 2, 2011
Filed February 24, 2011
File No. 001-03215

Form 10-Q for the Quarterly Period Ended April 3, 2011
Filed May 10, 2011

Dear Mr. Rosenberg:

Johnson & Johnson is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 24, 2011, with respect to Johnson & Johnson’s Form 10-K filed with the Commission on February 24, 2011 for the fiscal year ended January 2, 2011 (SEC File No. 001-03215) (the “Form 10-K”) and Form 10-Q filed with the Commission on May 10, 2011 for the interim period ended April 3, 2011 (the “Form 10-Q").

Set forth below is the heading and text of the comment followed by our response:

Form 10-K for the Fiscal Year Ended January 2, 2011

Exhibit 13
Management’s Discussion and Analysis of Results of Operations and Financial Condition
Income Taxes, page 38

1.           Please refer to your response to our comment three. As previously requested, please provide us proposed disclosure to be included in future filings of the amount of cash and cash equivalents held by foreign subsidiaries as of the latest balance sheet date presented, which are only available at the subsidiary level because earnings are considered permanently reinvested. We believe this information will provide further context with respect to your sources of liquidity.

Response:

In response to the Staff's comment, in future Annual Reports on Form 10-K, beginning with the Annual Report on Form 10-K for the fiscal year ended January 1, 2012, the Company will revise its disclosure on cash and cash equivalents held outside the United States with the following:

Income Taxes: Income taxes are recorded based on amounts refundable or payable for the current year and include the results of any difference between U.S. GAAP accounting and tax reporting, recorded as deferred tax assets or liabilities. The Company estimates deferred tax assets and liabilities based on current tax regulations and rates. Changes in tax laws and rates may affect recorded deferred tax assets and liabilities in the future. Management believes that changes in these estimates would not have a material effect on the Company’s results of operations, cash flows or financial position.

In 2007, in accordance with U.S. GAAP, the Company adopted the standard related to accounting for uncertainty in income taxes. The Codification prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Codification also provides guidance on derecognition, classification and other matters. See Note 8 to the Consolidated Financial Statements for further information regarding income taxes.

At January 1, 2012 and January 2, 2011, the cumulative amounts of undistributed international earnings were approximately $xx billion and $37 billion, respectively.   At January 1, 2012 and January 2, 2011, the Company’s foreign subsidiaries held balances of cash and cash equivalents in the amounts of $xx billion and $18.7 billion, respectively.  The Company intends to continue to reinvest its undistributed international earnings to expand its international operations; therefore, no U.S. tax expense has been recorded with respect to the undistributed portion not intended for repatriation.

Form 10-Q for the Quarterly Period Ended April 3, 2011

Notes to Consolidated Financial Statements
Note 11 – Legal Proceedings
Government Proceedings
RISPERDAL®, page 25

2.           During the quarter ended April 3, 2011, you recorded a reserve for a potential settlement of the penalties under the Food Drug and Cosmetic Act related to Risperdal. Please tell us:
o	The amount recorded and why you believe it is a reasonable estimate of the probable loss; and
o	Why you were unable to reasonably estimate an amount of loss or range of loss at
December 31, 2010. In this regard, include a chronology of the facts and circumstances from the time you filed your Form 10-K for the year ended December
31, 2010 to the date you determined an estimate of the loss.

Response:

The Company’s 10-Q filing on May 10, 2011 included the disclosure below on the history of the Risperdal charges.

“In January 2004, Janssen Pharmaceutica Inc. (Janssen) (now Ortho-McNeil-Janssen Pharmaceuticals, Inc. (OMJPI)) received a subpoena from the Office of the Inspector General of the United States Office of Personnel Management seeking documents concerning sales and marketing of, any and all payments to physicians in connection with sales and marketing of, and clinical trials for, RISPERDAL® from 1997 to 2002. Documents subsequent to 2002 have also been requested by the Department of Justice. An additional subpoena seeking information about marketing of, and adverse reactions to, RISPERDAL® was received from the United States Attorney’s Office for the Eastern District of Pennsylvania in November 2005. Numerous subpoenas seeking testimony from various witnesses before a grand jury were also received. OMJPI cooperated in responding to these requests for documents and witnesses. The United States Department of Justice and the United States Attorney’s Office for the Eastern District of Pennsylvania (the Government) are continuing to actively pursue both criminal and civil actions. In February 2010, the Government served Civil Investigative Demands seeking additional information relating to sales and marketing of RISPERDAL® and sales and marketing of INVEGA® . The focus of these matters is the alleged promotion of RISPERDAL® and INVEGA® for off-label uses. The Government has notified OMJPI that there are also pending qui tam actions alleging off-label promotion of RISPERDAL® . The Government informed OMJPI that it will intervene in these qui tam actions and file a superseding complaint.

Discussions are ongoing in an effort to resolve criminal penalties under the Food Drug and Cosmetic Act and civil claims under the False Claims Act (the qui tam actions) related to the promotion of RISPERDAL®. During the quarter ended April 3, 2011, OMJPI recorded a reserve for a potential settlement of the penalties under the Food Drug and Cosmetic Act. No complaint asserting civil False Claims Act claims has yet been served and no reserve has been established with respect to the civil False Claims Act claims. If a negotiated resolution cannot be reached, criminal and civil litigation relating to the allegations of off- label promotion of RISPERDAL® and/or INVEGA® is likely. The ultimate resolution of these matters is not expected to have a material adverse effect on the Company’s financial position, although the resolution in any reporting period could have a material impact on the Company’s results of operations and cash flows for that period.

The Attorneys General of multiple states and the Office of General Counsel of the Commonwealth of Pennsylvania filed actions against Janssen (now OMJPI) seeking reimbursement of Medicaid or other public funds for RISPERDAL® prescriptions written for off-label use, compensation for treating their citizens for alleged adverse reactions to RISPERDAL® , civil fines or penalties, damages for “overpayments” by the state and others, punitive damages, or other relief. The Attorney General of Texas has joined a qui tam action in that state seeking similar relief. The trial of the Texas action is scheduled to commence in October 2011. Certain of these actions also seek injunctive relief relating to the promotion of RISPERDAL® . The Attorneys General of approximately 40 other states have indicated a potential interest in pursuing similar litigation against OMJPI, and have obtained a tolling agreement staying the running of the statute of limitations while they pursue a coordinated civil investigation of OMJPI regarding potential consumer fraud actions in connection with the marketing of RISPERDAL® .”

During the period of time between the receipt of the initial subpoena in 2004 and the end of 2010 the parties exchanged information and met numerous times and were unable to agree on the facts or the applicable legal principles underlying the government claims.  Accordingly, the Company was unable to reasonably estimate an amount of loss or range of loss for the Risperdal matters through February 25, 2011, the date the 2010 form 10-K was filed.  The Company continued to believe that it had meritorious defenses to the allegations brought by the Government and planned to continue to vigorously defend the case if a reasonable settlement could not be reached.

Subsequent to the filing of the 2010 form 10-K and throughout the first quarter of 2011, the Company held numerous additional discussions with government officials regarding settlement of potential criminal charges.  During those discussions the parties were able to narrow the issues relevant to a settlement of potential criminal charges.  The Company determined a liability was probable and estimable and an accrual was recorded.

 As disclosed in the first quarter 10-Q dated April 3, 2011, the Company established a pre-tax litigation liability of $291 million, which was recorded primarily for the criminal portion of the Risperdal matter.

Discussions as to the final details of the potential criminal charges and the corresponding financial component of a settlement have continued through the second quarter of 2011.  As a result of these additional discussions which further narrowed the disagreement as to potential charges and the related financial component of a criminal settlement, the Company adjusted the accrued amount.  Key issues pertinent to a settlement of the potential criminal charges have been resolved, but several significant issues exist before a settlement can be finalized.  However, these issues are not expected to impact the amount of the recorded accrual.

Discussions with state and federal government representatives to resolve the separate civil claims related to the marketing of Risperdal are ongoing.  The Company continues to believe there are meritorious defenses to these claims, and it remains unclear whether a settlement can be reached as discovery has not commenced or is not complete, there are significant facts in dispute, the damages sought in the claims are unsubstantiated and indeterminate, there are numerous parties involved, and possible outcomes are uncertain.  For these reasons, the Company is unable to estimate a range of loss.  However, future negotiations may lead to a narrowing of the areas of disagreement and the liability may then become reasonably estimable in accordance with applicable accounting principles under ASC450-20-25.

General Litigation, page 31

3.           You state that the ultimate legal and financial liability of the Company in respect to all claims, lawsuits and proceedings referred to above often [emphasis added] cannot be reasonably estimated. We do not believe that this disclosure meets the requirements of ASC
450-20-50-4b. For those claims, lawsuits and proceedings that you can estimate, please provide us proposed disclosure to be included in future periodic reports disclosing an estimate of the possible loss or range of loss. For those claims, lawsuits and proceedings that you cannot estimate, please provide us proposed disclosure to be included in future periodic reports disclosing that such an estimate cannot be made. In addition for those matters for which you cannot estimate an amount or range, please provide us with an explanation of the procedures you undertake on a quarterly basis to reach that determination.

Response:

In response to the Staff’s comment and request for information, the following summarizes the procedures the Company follows relating to accounting for litigation matters:

Litigation matters are reviewed jointly by the General Counsel, Chief Financial Officer, Controller, Associate General Counsel for Litigation, and Assistant Controller at the end of each quarter or more frequently, if necessary.  Litigation matters are further reviewed at the time of filing Forms 10-Q and 10-K for completeness and accuracy.

The Company records a liability for litigation and regulatory matters when the loss contingency is probable and the amount of the loss can be reasonably estimated in accordance with ASC450-20-25.    The Company continually monitors litigation and regulatory matters for new information and further developments that could affect the amount of the previously established accrued liability.

There are other disclosed matters for which a loss is probable or reasonably possible, but an estimate cannot be made.  For those matters, the Company is unable to estimate the possible loss or range of loss due to the inherently unpredictable nature of these legal proceedings.  These matters can be affected by various factors, including, damages sought in the proceedings are unsubstantiated or indeterminate; scientific and legal discovery are not complete; proceedings are in early stages; matters present legal uncertainties; there are significant facts in dispute; there are numerous parties involved. If the Company is able to determine an estimate of the possible loss or range of loss in future periods, the Company will provide the disclosure required by ASC 450 in future filings.

In future filings beginning with the Form 10-Q for the period ending July 3, 2011, the Company will revise this disclosure as follows:

“Through the period ended July 3, 2011, the Company has determined that the liabilities associated with certain litigation matters are probable and can be reasonably estimated.  The Company has accrued for these matters and will continue to monitor each related legal issue and adjust accruals for new information and further developments in accordance with ASC 450-20-25.  For these and other litigation and regulatory matters currently disclosed for which a loss is probable or reasonably possible, the Company is unable to determine an estimate of the possible loss or range of loss beyond the amounts already accrued.  These matters can be affected by various factors, including, damages sought in the proceedings are unsubstantiated and indeterminate; scientific and legal discovery has not commenced or is not complete; proceedings are in early stages; matters present legal uncertainties; there are significant facts in dispute; there are numerous parties involved.

In the Company’s opinion, based on its examination of these matters, its experience to date and discussions with counsel, the ultimate outcome of legal proceedings, net of liabilities accrued in the Company’s balance sheet, is not expected to have a material adverse effect on the Company’s financial position, although the resolution in any reporting period of one or more of these matters, either alone or in the aggregate, may have a material adverse effect on the Company’s results of operations, and cash flows for that period.”

As requested, we acknowledge that:
•	Johnson & Johnson is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Johnson & Johnson may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 732-524-1831 with any questions or comments you may have.

Sincerely,

/s/ Stephen J. Cosgrove Vice President Corporate Controller Chief Accounting Officer